Exhibit 99.1

Rediff.Com Reports Results for the First Fiscal Quarter Ended June 30, 2012

Mumbai, India, July 26, 2012

“In the fiscal 2012 first quarter, our India Online advertising business was adversely impacted because of continued weakness in the banking, financial services, insurance and consumer electronics industries while we saw good traction in our Online Shopping segment with increase transaction volumes and improved margins.

The interplay of these trends and the effect of a falling Rupee vis-à-vis the US dollar is reflected in our results which shows a decline compared to the previous fiscal periods. Our long-term story has not changed and we remain confident that as the Indian broadband market grows and technology and infrastructure improves, Rediff will be well positioned for growth and enhanced bottom-line performance over the long-term,” stated Ajit Balakrishnan, Chairman and Chief Executive Officer of Rediff.com.

Overall revenues declined 32% in dollar terms over the corresponding quarter in the last fiscal year. Total India revenues, which include online advertising revenues and fee-based revenues, declined 37% over the corresponding quarter last year. Within fee-based revenues, revenues from online shopping business increased 109% in Rupee terms while achieving a margin of 12%, an increase of 100 basis points over the comparable year-ago period.

For the quarter ended June 30, 2012, our India online advertising revenues declined 45% in dollar terms (34% in Rupee terms) compared to the corresponding quarter last year and 34% in dollar terms (28% in Rupee terms) compared to the immediately preceding quarter. However, it is important to note that our India online advertising revenues were impacted by a 22% decrease in the value of the Indian Rupee vs. the U.S. dollar in the comparable year-over-year periods.

Operating expenses for the comparable first quarter periods declined from $4.32 million in 2011 to $3.45 million in 2012, a decrease of approximately 20%. The company continues to closely monitor its expense structure and has taken steps to reduce its SG&A compared to prior year periods. (Please see further below a reconciliation of non-GAAP operating expenses to operating expenses under GAAP.) Additionally, our operating EBITDA loss for the quarter ended June 30, 2012 was $2.27 million, compared to an Operating EBITDA loss of $2.01 million for the corresponding quarter last year. (Operating EBITDA is a non-GAAP financial measure. Please see further below a reconciliation of Operating EBITDA to net income.)

Mr. Balakrishnan continued, “Our advertising clients and prospects are now looking for better, innovative and interactive solutions to their marketing problems, rather than simply paying for cheap online inventory. In response to their needs, we have made changes to our online advertising offerings, initially to some of our key clients, and re-trained our sales team and will now extend these new solutions to all our clients throughout the 23 cities we service today. Additionally, we continue to focus on growing our ecommerce, Local deals, Local TV and Mobile Mail offering, while continuously improving the user experience on the Rediff.com site.”

Further details of Rediff.com’s results for the first fiscal quarter ended June 30, 2012 are appended in tabular form to this press release. A script of the earnings results conference call held on July 26, 2012 will also be made available on Rediff’s Investor Information website at investor.rediff.com.

About Rediff.com

Rediff.com (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi, India and New York, USA.

Safe Harbor

Except for historical information and discussions contained herein, statements included in this release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and reflect our current expectations. Forward-looking statements are identified by certain words or phrases such as “may”, “will”, “aim”, “will likely result”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “project”, “should”, “will pursue” and similar expressions or variations or negatives of such expressions. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward-looking statements. These risks and uncertainties include but are not limited to the slowdown in economies worldwide and in the sectors in which our clients are based, the slowdown in Internet and IT sectors worldwide, competition, the success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, acceptance of new products and services, the development of broadband Internet and 3G networks in India, legal and regulatory policies, managing risks associated with customer products and the widespread acceptance of the Internet as well as other risks detailed in the annual report on Form 20-F and other reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company’s filings with the U.S. Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

TABLES FOLLOW

STATEMENT OF OPERATIONS

QUARTER ENDED JUNE 30, 2012

(All figures are in US$ millions, unless otherwise indicated below)

	Quarter ended June 30
	2012	2011
Revenues
India Online	2.79	4.42
US Publishing	0.88	0.97
Total Revenues	3.67	5.39
Cost of Revenues *	(2.49)	(3.08)
Gross Margin	1.18	2.31
Gross Margin %	32%	43%
Operating Expenses *	(3.45)	(4.32)
Operating EBITDA	(2.27)	(2.01)
Depreciation / Amortization	(0.88)	(0.94)
Interest Income	0.52	0.78
Foreign Exchange gain (loss)	0.01	(0.02)
Equity in net loss of equity method investee	—	(0.11)
Net loss before income taxes	(2.62)	(2.30)
Tax	—	—
Net loss	(2.62)	(2.30)
Net loss per ADS (in US dollars), basic	(0.095)	(0.084)
Net loss per ADS (in US dollars), diluted	(0.095)	(0.084)
Weighted average ADSs outstanding (in millions)	27.59	27.31

* Stock-Based Compensation included in:
Cost of Revenues	0.01	0.02
Operating Expenses	0.13	0.20

Notes

•	Each ADS represents one half of an equity share.

•	The above numbers are subject to audit. An audit could result in adjustments which would result in the audited numbers varying from the numbers set forth above.

•

The company established an ESOP trust for the benefit of employees, which has acquired 1,015,000 shares (equivalent to 2,030,000 ADSs). These shares are treated as treasury stock and therefore are excluded from the EPS calculations.

Non-GAAP Measures Note

Operating EBITDA and non-GAAP operating expenses are the non-GAAP measures in this press release. These measurements are not recognized under generally accepted accounting principles (“GAAP”).

Operating EBITDA represents loss from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate operating EBITDA differently. Operating EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles and should not be considered as an indicator of cash flow from operations. We have included information concerning Operating EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on Operating EBITDA. Investors and industry analysts use Operating EBITDA to measure the Company’s performance compared to historic results and our peer group. The reconciliation between Operating EBITDA and net loss, the GAAP measure, is as follows:

RECONCILIATION FROM OPERATING EBITDA TO NET INCOME

QUARTER ENDED JUNE 30, 2012

(All figures are in US$ millions)

	Quarter ended June 30
	2012	2011
Operating EBITDA (Non-GAAP)	(2.27)	(2.01)
Depreciation / Amortization	(0.88)	(0.94)
Interest Income	0.52	0.78
Foreign Exchange gain (loss)	0.01	(0.02)
Equity in net loss of equity method investee	—	(0.11)
Net loss before income taxes	(2.62)	(2.30)
Tax	—	—
Net loss (GAAP)	(2.62)	(2.30)

Non-GAAP operating expenses represent our operating expenses comprised of sales and marketing, product development and general and administrative expenses excluding depreciation and amortization. We have used non-GAAP operating expenses measure to compute our Operating EBITDA. A reconciliation of GAAP operating expenses to non-GAAP operating expenses is as follows:

RECONCILIATION FROM GAAP TO NON-GAAP OPERATING EXPENSES

QUARTER ENDED JUNE 30, 2012

(All figures are in US$ millions)

	Quarter ended June 30
	2012	2011
Operating Expenses (GAAP)	4.32	5.28
Depreciation/Amortization	(0.88)	(0.94)
Foreign Exchange gain (loss)	0.01	(0.02)
Operating Expenses (Non-GAAP)	3.45	4.32

For further details contact:

Mandar Narvekar

Rediff.com India Ltd.

Investor Relations and Corporate Affairs Contact

Tel.: +91-22-6182-0000

Email: investor@rediff.co.in

Glenn Wiener and Jay Morakis

GW Communications (U.S.A.)

Tel. 212.786.6011 / 212.786.6037

Email: gwiener@GWCco.com / jmorakis@GWCco.com